Exhibit 1

Release

5 April 2016

Westpac to defend ASIC civil proceedings in relation to

allegations concerning the Bank Bill Swap Rate

Westpac will vigorously defend court proceedings by ASIC naming the Bank in connection with ASIC’s ongoing industry-wide investigation into past practices in the interbank short-term money market and its impact on the Bank Bill Swap Rate.

The alleged misconduct occurred between April 2010 and June 2012. In the court documents, ASIC has provided selected details of one of the 16 instances that they claim to have identified across that period.

ASIC has not suggested it has any concerns with Westpac’s current practices. There are also no allegations of collusion with any other entity.

Group Chief Financial Officer, Peter King, said Westpac takes conduct very seriously and has fully cooperated with ASIC in its investigation of bank participants and their trading practices relating to the Australian Bank Bill Swap Rate, including providing over 12 million Westpac documents for review.

“We reject the allegations made by ASIC and do not believe Westpac, or any employee, has acted unlawfully in relation to the instances detailed by ASIC.

“The operation of the interbank short-term money market, as well as bank balance sheet management, is highly complex and activity occurs for a range of valid reasons. We disagree with ASIC’s interpretation of the communication between employees referred to in the court documents and their assessment of trading activity given the complexity of strategies involved.

“As a result, we will be vigorously defending ASIC’s allegations in court,” Mr King said.

As the matter is now before the courts it would not be appropriate to comment further at this time.

For Further Information

David Lording Head of Media Relations T. 02 8219 8512 M. 0419 683 411	Emma Rumble Director Corporate Affairs, Institutional T. 02 8254 3564 M.0478 879 308

Andrew Bowden Head of Investor Relations T. +612 8253 4008 M. +61 438 284 863	Jacqueline Boddy Director Debt Investor Relations T. +612 8253 3133 M. +61 448 064 012